Exhibit 12.1

TRANSDIGM HOLDING COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Predecessor
	Year Ended September 30, 2001	Year Ended September 30, 2002	October 1, 2002 Through July 22, 2003	July 23, 2003 Through Sept. 30, 2003	Year Ended September 30, 2004	Year Ended September 30, 2005
Earnings:
Total earnings (loss)	$14,358	$30,629	$(69,969)	$(2,788)	$29,610	$53,121
Income tax provision (benefit)	9,386	16,804	(40,701)	(2,275)	16,433	32,999

Pre Tax Earnings (loss)	23,744	47,433	(110,670)	(5,063)	46,043	86,120

Fixed charges:
Interest charges	31,926	36,538	28,224	9,567	48,936	51,460
Interest factor of operating rents	365	419	408	163	455	635

Total fixed charges	32,291	36,957	28,632	9,730	49,391	52,095

Earnings as adjusted	$56,035	$84,390	$(82,038)	$4,667	$95,434	$138,215

Ratio of earnings to fixed charges (1)	1.7	2.3	—	—	1.9	2.7

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense. Earnings were insufficient by $110,670 and $5,063 to cover fixed charges for the period October 1, 2002 through July 22, 2003 and the period July 23, 2003 through September 30, 2003, respectively.